EXHIBIT 15
Telvent completes acquisition of PB Farradyne
Madrid, July 5, 2006 — Telvent GIT S.A. (Nasdaq: TLVT), the Global RealTime IT Company, announced today that, effective July 1, 2006, it completed the acquisition of the business and related assets of PB Farradyne (Farradyne), a leading provider of Traffic Information Technology (IT) consulting and integration services in the United States. The combined company will operate as Telvent Farradyne.
The acquisition of Farradyne accelerates Telvent’s strategic plan of substantially expanding its world-wide traffic and transportation business to capitalize on identified growth opportunities. Farradyne, the premier Intelligent Transportation Systems (ITS) company in the United States, brings a team of seasoned professionals, serving a full range of public and private clients, including state departments of transportation, regional and local transportation agencies, and the Federal Highway Administration.
The Company will be headquartered in the former Farradyne Rockville, MD headquarters and will include 26 offices in 19 states and a combined staff of more than 220 professionals.
According to Manuel Sánchez Ortega, Telvent’s chairman and chief executive officer, “We are very excited about completing this acquisition, Telvent’s most significant investment to date in a market we believe offers substantial long-term growth potential. Adding the Farradyne team, together with their strong portfolio of integrated product solutions, to our own traffic control and highway management systems, significantly enhances our Traffic IT platform. We expect the Company to be a key contributor to both the growth of our Traffic IT platform as well as the overall growth of Telvent.”
“We believe that we will achieve considerable synergies across our complete Traffic IT portfolio. Our clients’ world-wide will be able to leverage Telvent’s experience across 5 continents and over 30 years in this sector, allowing them to implement the best and most ground breaking system technology available.”
“This sale is consistent with Parsons Brinckerhoff’s long-term strategy to emphasize strategic consulting and transportation planning services while maintaining complete impartiality,” said Thomas J. O’Neill, Chairman and Chief Executive Officer of Parsons Brinckerhoff Inc. “We look forward to collaborating with Telvent Farradyne in cases where clients can benefit from PB’s strategic and planning guidance and Telvent Farradyne’s ITS expertise. This is a win for Telvent, for PB and for the clients we serve.”
Farradyne has been a leader in the ITS sector for over 20 years, with more than 100 systems deployed in North America and has developed a number of award-winning projects, including the most advanced traveler information systems deployed in the US – the TravInfo®(1) system in the San Francisco Bay Area. This system provides travel time information in real-time that assists thousands of drivers each day optimize their travel routes. Also, Farradyne has been working in the New York City metropolitan area since the early 1990s implementing pioneering ITS concepts such as the TRANSMIT toll tag tracking system that accurately measures travel times and in Palm Beach, Florida, Farradyne designed, installed, integrated and is now operating an advanced traffic management system using its MIST® software platform.
“This is a critical step for our entrance into a market with a significant growth of toll roads, in which the most advanced toll systems are a “must”. Telvent invests approximately 4% of its revenues in R&D. This has allowed us to develop advanced tolling solutions. Telvent’s technology in combination with the state-of-the-art products, solutions and technical expertise from Farradyne, is expected to position our Traffic IT business as a leader in this large market” concluded Mr. Sánchez Ortega.
Combining Telvent’s existing Traffic IT business with Farradyne’s portfolio provides a diverse and complete range of products and services including tolling and pricing systems, urban, interurban traffic and traveler information systems, ITS consulting and design services, and operations and management services.
Telvent, the Global RealTime IT Company, specializes in high value add solutions and services in four industry sectors (Energy, Traffic, Transport and Environment). Its technology allows high performing companies to make real-time business decisions using data acquisition, control, and advanced operational applications, providing secure actionable information delivery to the enterprise.
Founded in 1885, Parsons Brinckerhoff provides strategic consulting, program management, planning, engineering and construction management services for transportation, power, buildings and environmental projects. Parsons Brinckerhoff employs 9,700 professionals and support staff in more than 150 offices worldwide.
Forward Looking Statements:
This press release includes “forward-looking statements” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. The information contained or incorporated in this Press Release contains forward-looking statements, including certain plans, expectations, goals, and projections, which are subject to numerous assumptions, risks, and uncertainties. A number of factors, including but not limited to those set forth under the heading “Business Risks” included in the Company’s Annual Report on Form
20-F for the year ended December 31, 2005, and other factors described from time to time in the Company’s other filings with the Securities and Exchange Commission, could cause actual conditions, events, or results to differ significantly from those described in the forward-looking statements. All forward-looking statements included in this Press Release are based on information available at the time of the report. The Company assumes no obligation to update any forward-looking statement.
Investor Relations Contacts:
José Ignacio del Barrio
Phone: +34 902-335599
Email: jibarrio@telvent.abengoa.com
Mark Jones
Phone: +1 646 284-9414
Email: mjones@hfgcg.com
(1) Travinfo® is a registered trademark of the Metropolitan Transportation Commission Regional Transportation-Planning Agency California(MTC).